Filed Pursuant to Rule 433

Registration No. 333-182258-02

April 1, 2014

Pricing Term Sheet

Issuer:	Union Electric Company

Expected Ratings* (Moody’s/S&P/Fitch):	A2/A/A

Trade Date:	April 1, 2014

Settlement Date:	April 4, 2014

Issue:	3.50% Senior Secured Notes due 2024

Security:	The Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds until the release date.

Offering Size:	$350,000,000

Coupon:	3.50% per annum

Maturity:	April 15, 2024

Treasury Benchmark:	2.75% due February 15, 2024

US Treasury Spot:	99-31+

US Treasury Yield:	2.752%

Spread to Treasury:	+75 basis points

Re-offer Yield:	3.502%

Price to Public (Issue Price):	99.982%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2014

Optional Redemption:	Prior to January 15, 2024, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after January 15, 2024, at any time at 100% of the principal amount plus accrued and unpaid interest

CUSIP:	906548 CK6

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc., Morgan Stanley & Co. LLC and SunTrust Robinson Humphrey, Inc.

Co-Managers:	BNP Paribas Securities Corp., Fifth Third Securities, Inc., KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, Blaylock Beal Van, LLC and C.L. King & Associates, Inc.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated April 1, 2014.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.